Filed pursuant to Rule 424(b)(3)

File No. 333-294038

Privacore PCAAM Alternative Growth Fund

(the “Fund”)

Supplement dated July 15, 2026

to the

Prospectus and Statement of Additional Information (“SAI”)

dated May 4, 2026, as supplemented

1.	Effective immediately, the following disclosure is deleted from the cover pages and added to the “Investment objective and strategies; types of investment structures – PORTFOLIO funds” section beginning on page 13 of the Prospectus.

With respect to secondary purchases of interests in Portfolio Funds: (i) such securities are often subject to transfer restrictions, and the transfer may require the consent of the issuer or Portfolio Fund Manager, with the time required to obtain such consent varying and potentially resulting in delays; (ii) transfer restrictions may impact the valuation and performance of such assets, as pending or uncertain transfers may be valued at a discount to reflect relevant factors, including the risk that the transfer will not be approved; (iii) purchase agreements for secondary transactions may contain automatic termination provisions if the required transfer consent is not obtained within a specified period; (iv) the Fund will record ownership of the asset on its books when all closing conditions have been satisfied and the transfer has been approved by the issuer or Portfolio Fund Manager; and (v) settlement of such transactions typically occurs after receipt of required consents and satisfaction of all closing conditions, at which time the Fund will pay the purchase price and receive the transferred interest.

A significant portion of the Fund’s investments may be held through special purpose vehicles (“SPVs”) SPVs are vehicles organized by third-party managers that are designed to provide the Fund and other accredited investors access to securities of an individual private company through a private offering of securities exempt from registration pursuant to Regulation D under the Securities Act of 1933. SPVs are distinct from the Fund’s investments in any wholly-owned subsidiaries. The Fund is not expected to have control rights in any of the SPVs in which the Fund may invest. The types of SPVs in which the Fund may invest may charge upfront broker fees as well as management fees and carry; however, the majority of the SPVs in which the Fund may invest will charge no ongoing management fees. Third-party managers that form SPVs source investment opportunities through relationships they have with other market participants, which may include shareholders of private companies. All members of an SPV have limited rights, which are documented in the applicable governing documents of the SPV, subject to the terms of any side letters entered into between an investor and the manager of the SPV. The Fund may invest in a newly-formed SPV or, in certain circumstances, may acquire the interests of an existing investor in an SPV. Members of SPVs generally pay their proportionate share operating and offering-related costs. The value of an SPV investment generally equals the fair value of its underlying securities, after discounting to take into account any fees paid to the SPV. Therefore, the fair value of investments in SPVs may differ from the value of the underlying securities were the Fund to hold such securities directly.  The return profile of such indirect investments may not match that of the underlying portfolio company due to the impact of fees, expenses, and the structure of the SPV. Investments in SPVs are common in the private markets industry and are an efficient way to pool capital with other investors in order to invest in a single issuer through the ownership of interests in the SPV. SPVs that the Fund may invest in are not controlled by the Fund and are not subsidiaries.

SPVs are created and managed by third-party managers, and the Advisers do not create, structure, or manage SPVs and do not receive compensation or fees from SPVs in which the Fund invests, unless otherwise disclosed. SPVs are typically offered to accredited investors or institutional investors, including the Fund, through private placements. The Fund’s ownership interest in an SPV will vary depending on the size of the offering and the Fund’s allocation, and the Fund does not acquire a controlling interest in any SPV and may acquire its interest by subscribing to a new SPV or by purchasing interests from existing SPV investors. SPVs typically have obligations to investors regarding custody of underlying securities, maintaining insurance (if applicable), and may provide periodic financial statements or audited financials, though such obligations vary by SPV and are described in the governing documents. The principal risks associated with SPV investments may include illiquidity, lack of control, counterparty risk, operational risk, and reliance on the SPV manager. SPV structurers may attempt to manage these risks through contractual protections, due diligence processes, and by partnering with reputable service providers.

2.	Effective immediately, the following disclosure will replace the last paragraph ending on page 2 of the Prospectus in the “Prospectus summary; Investment objective and strategies” section.

The Fund expects to obtain exposure to Private Market Assets primarily through direct investments and does not currently intend to obtain such exposure indirectly through forward contracts or other derivative instruments. Accordingly, the Fund does not anticipate entering into forward contracts or similar instruments to obtain exposure to Private Market Assets. If the Fund were to obtain exposure to Private Market Assets indirectly in the future such investment would not provide current exposure to the underlying assets, and there can be no assurance that such investments will ultimately provide such exposure. The Fund's derivatives exposure is limited to less than 10% of its assets.

3.	Effective immediately, the following disclosure will replace the last paragraph ending on page 22 of the Prospectus in the “general risk; Payment in-kind for repurchased shares” section.

Payment In-Kind for Repurchased Shares

The Fund generally expects to distribute to the holder of Shares that are repurchased cash consideration in satisfaction of such repurchase. However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. Repurchases conducted pursuant to Rule 23c-3 under the Investment Company Act will be paid for in cash as required by applicable law.

4.	Effective immediately, the following disclosure is immediately added after “Investment related risks; nature of portfolio companies” section on page 48 of the Prospectus.

Risks of Investments in Special Purpose Vehicles

The Fund may invest in SPVs and similar investment structures that are formed to facilitate investments in one or more specific Portfolio Companies. SPVs are vehicles organized and managed by third-party managers that are designed to provide the Fund and other accredited investors access to securities of an individual private company through a private offering of securities exempt from registration pursuant to Regulation D under the Securities Act of 1933. SPVs are distinct from any wholly-owned subsidiaries of the Fund. As an investor in an SPV, the Fund will receive distributions on its interests only as provided in the governing documents of the SPV and will bear its pro rata share of the SPV’s expenses. These expenses are in addition to the expenses of the Fund, resulting in multiple layers of fees and expenses that may reduce returns to Shareholders.

Unlike diversified Portfolio Funds, SPVs are typically organized to hold interests in a limited number of investments, often a single Portfolio Company. As a result, investments in SPVs may involve heightened concentration risk. The Fund generally will have no direct claim against, or control over, any Portfolio Company held by an SPV and typically will have limited governance, voting, consent, or information rights with respect to the SPV. The Fund must therefore rely on the SPV sponsor or manager with respect to the management, operation, valuation, and disposition of the SPV’s investments.

Interests in SPVs are generally illiquid and subject to significant restrictions on transfer or disposition that are specific to the underlying transaction. Accordingly, the Fund may be unable to reduce or exit its investment in an SPV when desired or on terms the Fund believes are favorable. If the Fund seeks liquidity at a time when such transfers are restricted, the Fund may be required to hold its SPV investment longer than anticipated or sell other investments at times or prices the Fund would not otherwise choose.

Because SPVs provide indirect exposure to Portfolio Companies and are subject to structural features such as transaction-level fees, expenses, and allocation mechanics, the Fund’s investment results attributable to SPVs may differ materially from those that would have been achieved if the Fund had invested directly in the same Portfolio Companies. In addition, the availability of SPV investment opportunities depends on third-party sourcing, market conditions, and competitive dynamics, and there can be no assurance that the Fund will be able to identify or access SPV investments with favorable risk-adjusted return characteristics.

5.	Effective immediately, the following disclosure will replace the second paragraph on page 81 of the Prospectus in the “Purchasing shares” section.

The Fund has authorized one or more brokers to receive on its behalf purchase and repurchase orders. Such brokers are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or repurchase order when an authorized broker, or, if applicable, a broker’s authorized designee, receives the order. Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee or, if submitted directly to the Fund, by the Administrator.

6.	Effective immediately, the following disclosure will replace the first paragraph in the “Additional Information; Subsidiaries” section on page 84 of the SAI.

The Fund may make investments through wholly-owned subsidiaries or special purpose vehicles (each a “Subsidiary,” and together, the “Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act. However, the Fund will wholly own and control any Subsidiaries. In addition, the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. Except with respect to the Subsidiaries, the Fund does not intend to invest in any special purpose vehicle where the Fund would contribute substantially all of the capital raised by the vehicle or hold rights that would result in the Fund controlling the vehicle.

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Capitalized terms used and not otherwise defined in this Supplement have the meaning given them in the Prospectus.